Mail Stop 6010

December 7, 2006

Paperclip Software, Inc.
c/o American Union Securities
100 Wall Street, 15th Floor
New York, NY 10005

       Re: Paperclick Software, Inc.
              Schedule 14C Information Statement
              Filed November 28, 2006
              File No. 0-26598

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14C

General

1. Throughout the filing, you mention your Series A Preferred Stock. You state that the information statement will be furnished to holders of the Series A Preferred Stock, and state that shares of Series A Preferred Stock are outstanding. However, on page 1 of the unaudited pro forma financial statements included as

part of your Form 8-K/A filed on November 17, 2006 (Amended Form 8-K), you state that the outstanding shares of Series A Preferred Stock were converted into common stock at the closing of the ASI acquisition. Please revise your disclosure or advise.

2. It appears that the company needed to amend its certificate of incorporation to increase the number of authorized shares of common stock to have enough common shares authorized to complete the merger. Supplementally, please explain to us why you did not seek shareholder approval of the merger. If you believe such approval was not required, supplementally explain to us the legal basis of that belief, citing relevant legal authority, your certificate of incorporation, bylaws, facts, stock ownership, etc.

3. Please name the Majority Stockholder. Also, disclose in the filing how many of the shares that the Majority Holder owned as of November 22, 2006 were received in connection with the merger.

Outstanding Voting Securities, page 3

4. You state that as of the date of the consent by the Majority Stockholder, you had 946,275 shares of Series B Preferred Stock outstanding. However, it appears that you issued 1,762,472 shares of Series B Preferred Stock in the merger. Please revise.

Security Ownership…, page 3

5. Please update the table to reflect ownership as of November 22, 2006, the date of the consent.

6. The ownership amounts and percentages in this table dated as of November 20, 2006 differ significantly from those in the table contained in your Amended Form 8-K, which table was dated November 9, 2006. Please explain to us what caused these changes. For instance, we note that Huakang Zhou beneficially owned over 60% of your common stock and over 87% of your Series B Preferred Stock as of November 9, 2006, but that he is not listed on the November 20 beneficial ownership table. Please explain.

Increase the Number of Authorized Shares…, page 4

7. Please revise the disclosure under this caption to disclose the capitalization of the company both before and after the amendment. For each class of securities, disclose the number of shares authorized, issued and outstanding. Also, disclose

any commitments to issue shares pursuant to options, warrants, convertible securities, etc.

8. Under the Reverse Merger subheading, you state that you may use some of the additional shares authorized in connection with acquisitions, financings, etc. Please state whether or not you have any present agreements, understandings or arrangements to issue any of the additional shares.

Reverse Stock Split, page 5

9. Please expand your disclosure to explain better the company's capitalization before and after the spilt. For each of these two cases, you should disclose the number of shares issued, outstanding, eligible for future issuance, reserved under option plans and the like, etc.

Additional Information, page 6

10. Please incorporate by reference the Amended Form 8-K and the original Form 8-K you filed regarding the acquisition.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Reedich, Special Counsel, at (202) 551-3612 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: A.J. Levin
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manalapan, NJ 07726